EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	CB Richard Ellis Group, Inc.						Predecessor Company
	Year Ended December 31,					Period From February 20 (inception) to December 31, 2001	Period From January 1 to July 20, 2001
	2005	2004	2003		2002
Income (loss) before provision for income taxes	$356,222	$108,254	$(40,980)		$48,833	$35,442	$(32,910)
Less: Equity income from unconsolidated subsidiaries	38,425	20,977	14,930		8,968	1,661	2,854
Add: Distributed earnings of unconsolidated subsidiaries	24,997	11,502	11,140		10,417	2,408	2,844
Fixed charges	102,041	126,190	112,207		83,019	38,618	31,063

Total earnings (loss) before fixed charges	$444,835	$224,969	$67,437		$133,301	$74,807	$(1,857)

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$40,328	$37,035	$26,409		$22,518	$8,901	$10,760
Interest expense	54,327	68,080	72,319		60,501	29,717	20,303
Loss on extinguishment of debt	7,386	21,075	13,479		—	—	—

Total fixed charges	$102,041	$126,190	$112,207		$83,019	$38,618	$31,063

Ratio of earnings to fixed charges	4.36	1.78	n/a	(2)	1.61	1.94	n/a (3)

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2003. Additional earnings of $44.8 million would be needed to have a one-to-one ratio of earnings to fixed charges.
(3)	The ratio of earnings to fixed charges was negative for the period from January 1, 2001 to July 20, 2001. Additional earnings of $32.9 million would be needed to have a one-to-one ratio of earnings to fixed charges.